EXHIBIT 99.2

FOR IMMEDIATE RELEASE

Results for the Quarter ended December 31, 2004 under Consolidated Indian GAAP
Wipro records 56% growth in Profit After Tax
Dollar Revenue in Global IT business grows 41% YoY;
Operating Margin in Global IT business (before 1% non-cash charge for RSUs) at 27%

Bangalore, January 21, 2005 –Wipro Limited today announced its audited results approved by the Board of Directors for the quarter ended December 31, 2004.

Highlights for the Quarter ended December 31, 2004:

•	Profit Before Interest & Tax (PBIT) grew by 66% year on year to Rs. 4.76 billion (Rs. 476 Crores). Revenue for the quarter was Rs. 21.10 billion (Rs.2,110 Crores), an increase of 39% year on year.

•	Profit After Tax grew by 56% year on year to Rs.4.27 billion (Rs.427 Crores).

•	Global IT Services & Products Revenue increased 38% year on year, at Rs. 15.89 billion (Rs. 1,589 Crores).

•	Global IT Services & Products PBIT was Rs. 4.14 billion (Rs. 414 Crores), an increase of 65% year on year, contributed by pricing growth and productivity improvements.

•	Global IT Services & Products Operating Margin (excluding 1% non-cash charge for Restricted Stock Units -RSUs) was 27%, despite increase in compensation cost and Rupee appreciation

•	Global IT Services & Products added 26 new clients in the quarter.

•	India, Middle East and Asia Pacific IT Services and Products Revenues grew by 45% and PBIT grew by 69% year on year.

Outlook for the Quarter ending March 31, 2005:

Azim Premji, Chairman of Wipro commenting on the results said “We continued our strong performance into the third quarter of the fiscal year. Our strategy of offering an integrated solution to our customers continues to pay off, as demonstrated by the healthy sequential growth in all our key verticals and service lines during the quarter. Looking ahead, for the quarter ending March 2005, we expect our Revenue from our Global IT services business to be approximately $370 million.”

Vivek Paul, Vice Chairman, said “This quarter saw a 1% sequential improvement in our price realization for both Onsite projects as well as Offshore projects. In terms of verticals, our Finance Solutions, Telecom OEM and Manufacturing businesses grew double digit sequentially, while in terms of service lines, our Technology Infrastructure Services and Testing Services continued their momentum with double digit sequential growth, resulting in Revenues of $352 million, ahead of our guidance of $347 million. Annualized employee attrition came down to 12%.”

Suresh Senapaty, Corporate Executive Vice President – Finance, said “Improvement in price realization for both Onsite projects as well as Offshore projects, proactive hedging and continued operational improvements helped significantly mitigate the impact of increased employee compensation and currency appreciation on Operating Margins in our Global IT business. Operating Margin in our Global IT business, before non-cash charge of 1% due to expensing of Restricted Stock Units, was 27%, a marginal decline sequentially.”

Wipro Limited

Revenues for the quarter ended December 31, 2004, were Rs. 21.10 billion (Rs.2,110 Crores), representing a 39% increase over the previous year. Profit after Tax was Rs. 4.27 billion (Rs.427 Crores), representing an increase of 56% over Profit after Tax for quarter-ended December 31, 2003. Revenues for the nine-months ended December 31, 2004, were Rs.58.58 billion (Rs. 5,858 Crores) , representing a 43% increase over the previous year. Profit after Tax for the nine-month period was Rs. 11.96 billion (Rs. 1,196 Crores), a growth of 68%.

Global IT Services and Products

Global IT Services & Products grew its Revenue by 38% over Revenue for corresponding quarter last year to Rs. 15.89 billion (Rs.1,589 Crores) and PBIT increased by 65% to Rs. 4.14 billion (Rs.414 Crores). Operating Income to Revenue at 26.1% decreased by approximately 140 basis points sequentially and increased by approximately 420 basis points year on year, after expensing charge for RSUs. R&D Services contributed 32% of the Revenue of Global IT Services. Enterprise Business contributed 57% of Revenues with the balance 11% being contributed by IT Enabled Services.

We had 39,337 employees as of December 31, 2004, which includes 24,997 employees in the IT Services business and 14,340 employees in the IT Enabled services business. This represents a net addition of 2,274 employees comprising the addition of 947 people in the IT Services business and 1,327 people in the IT Enabled services business.

During the quarter, we added new 26 customers comprising 16 customers in R&D Services and 10 customers in Enterprise Services.

During the quarter, leading analyst firms AMR Research and IDC in their reports have again validated Wipro’s position as a leader amongst major players of the global delivery model. While AMR Research report on Remote Data Center management identified Wipro as a leader in this practice, IDC’s report on European Managed Services stated that Wipro’s broad competitive services portfolio is a potential threat to the incumbent players.

Global IT Services and Products accounted for 75% of the Revenue and 87% of the PBIT for the quarter ended December 31, 2004.

Wipro Infotech – Our India, Middle East & Asia Pacific IT Services & Products business

For the quarter ended December 31, 2004, Wipro Infotech recorded Revenues of Rs. 3.42 billion (Rs. 342 Crores) representing a growth of 45% year -on-year. Profit before Interest and Tax at Rs.272 million (Rs. 27.2 Crores) grew by 69% year-on-year. Services business contributed to 35% of total Revenue during the quarter. Services Revenues grew by 41% compared to the previous year, fuelled by growth in Software Solutions, Infrastructure Management Services, Software Solutions and Consulting. Products business grew by 48% by value. The APAC and ME revenues for the quarter grew by 85% year on year.

Key wins include a 7-year contract for Total Outsourcing with YES BANK and a contract with Bharat Electronics Limited for corporate-wide SAP (ERP) implementation. We won 20 Infrastructure Management Services contracts, 19 Systems Integration contracts, 24 Software projects and 28 consulting contracts during the quarter across India, APAC and Middle East.

Wipro Infotech was awarded the India Manufacturing Excellence Award for its factory in Pondicherry in the large enterprises category by Frost Sullivan.

Wipro Infotech accounted for 16% of Revenue and 6% of the PBIT for the quarter ended December 31, 2004.

Wipro Consumer Care & Lighting

Wipro Consumer Care and Lighting business recorded Revenue of Rs. 1,289 million (Rs. 129 Crores) with PBIT of Rs. 175 million (Rs.17.5 Crores) contributing 6% of total Revenue and 4% of the PBIT for the quarter. Operating Margin was 14% for the quarter.

Wipro Limited

For the quarter ended December 31, 2004, the annualized Return on Capital Employed in Global IT Services was 66%, Wipro Infotech was 67%, Consumer Care and Lighting was 101%. At the Company level, the Return on Capital Employed was 38%, lower due to inclusion of cash and cash equivalents of Rs. 24.85 billion (Rs.2,485 Crores) in Capital Employed (47.3% of Capital Employed).

For Wipro Limited, Profit after Tax computed in accordance with US GAAP for the quarter ended December 31, 2004 was Rs. 4.27 billion (Rs.427 Crores), an increase of 60% over the profits for the corresponding quarter ended December 31, 2003. The net difference of Rs. 3 million between profits computed in accordance with Indian GAAP and US GAAP is primarily due to different Revenue recognition standards, different accounting standards for recording the dilution arising from exercise of employee stock options in Wipro Spectramind, amortization of intangible assets and accounting for forward contracts.

Global IT Services & Products segment Revenues were Rs. 15.89 billion (Rs.1,589 Crores) for the quarter ended December 31, 2004 under US GAAP, essentially same as per Indian GAAP.

Quarterly Conference call

Wipro will hold conference calls today at 11:45 AM Indian Standard Time (1:15 AM Eastern Time) and at 6:45 PM Indian Standard Time (8:15 AM Eastern time) to discuss the company’s performance for the quarter and answer questions sent to the email ID: lakshminarayana.lan@wipro.com. An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of the company website at www.wipro.com shortly after the live broadcast.

About Wipro Limited

We are the first P CMM Level 5 and SEI CMM Level 5 certified IT Services company globally. We provide comprehensive IT Solutions and Services, including Systems Integration, Information Systems Outsourcing, Package Implementation, Software Application Development and Maintenance, and Research and Development services to corporations globally.

In the Indian market, we are a leader in providing IT Solutions and Services for the corporate segment in India offering System Integration, Network Integration, Software Solutions and IT services. We also have a profitable presence in niche market segments of consumer products and lighting.

Our ADSs are listed on the New York Stock Exchange, and our equity shares are listed in India on the Stock Exchange - Mumbai, and the National Stock Exchange. For more information, please visit our websites at www.wiprocorporate.com, www.wipro.com and www.wipro.co.in

US GAAP financials

Condensed financial statements of Wipro Limited prepared under the US GAAP along with individual business segment reports are available in the Investor Relations section at www.wipro.com.

Contact for Investor Relations	Contact for Media & Press

K R Lakshminarayana	Sandhya Ranjit
Corporate Treasurer	Manager-Corporate Communications
Phone: +91-80-2844-0079	+91-80-2844-0056
Fax: +91-80-2844-0051	+91-80-2844-0350

lakshminarayana.lan@wipro.com	sandhya.ranjit@wipro.com

Forward looking and cautionary statements

Certain statements in this release concerning our future growth prospects are forward looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Wipro has made strategic investments, withdrawal of fiscal governmental incentives, political instability, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. Wipro may, from time to time, make additional written and oral forward looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. Wipro does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the company.

# Tables to follow

WIPRO LIMITED, CONSOLIDATED

AUDITED SEGMENT WISE BUSINESS PERFORMANCE FOR THE QUARTER & NINE MONTHS ENDED DECEMBER 31,2004

Rs. in Million

	Quarter ended December 31,			Nine months ended December 31,			Year ended
			Growth			Growth	March 31,
Particulars	2004	2003	%	2004	2003	%	2004

Segment Revenue
Global IT Services and Products	15,888	11,472	38%	44,344	31,026	43%	43,575
India & AsiaPac IT Services and Products	3,421	2,355	45%	9,122	6,096	50%	9,762
Consumer Care and Lighting	1,289	949	36%	3,496	2,629	33%	3,649
Others	503	438	15%	1,615	1,198	35%	1,826

TOTAL	21,101	15,214	39%	58,577	40,949	43%	58,812

Profit before Interest and Tax - PBIT (1)
Global IT Services and Products	4,139	2,514	65%	11,893	6,573	81%	9,539
India & AsiaPac IT Services and Products	272	161	69%	627	393	60%	792
Consumer Care and Lighting	175	141	24%	495	415	19%	551
Others	176	48	267%	316	158	100%	277

TOTAL	4,762	2,864	66%	13,331	7,539	77%	11,159

Interest (Net) and Other Income	185	187		598	530		873

Profit Before Tax	4,947	3,051	62%	13,929	8,069	73%	12,032

Income Tax expense	(722)	(330)		(2,035)	(922)		(1,681)

Profit before Share in earnings / (losses) of Affiliates and minority interest	4,225	2,721	55%	11,894	7,147	66%	10,351
Share in earnings of affiliates	71	43		133	(5)		23
Minority interest	(28)	(21)		(72)	(35)		(59)

PROFIT AFTER TAX	4,268	2,743	56%	11,955	7,107	68%	10,315

Operating Margin
Global IT Services and Products	26%	22%		27%	21%		22%
India & AsiaPac IT Services and Products	8%	7%		7%	6%		8%
Consumer Care and Lighting	14%	15%		14%	16%		15%

TOTAL	23%	19%		23%	18%		19%

CAPITAL EMPLOYED (2)
Global IT Services and Products	26,709	19,163		26,709	19,163		21,732
India & AsiaPac IT Services and Products	1,417	1,496		1,417	1,496		1,941
Consumer Care and Lighting	659	520		659	520		596
Others	23,733	22,552		23,733	22,552		14,498

TOTAL	52,518	43,731		52,518	43,731		38,767

CAPITAL EMPLOYED COMPOSITION
Global IT Services and Products	51%	44%		51%	44%		56%
India & AsiaPac IT Services and Products	3%	3%		3%	3%		5%
Consumer Care and Lighting	1%	1%		1%	1%		2%
Others	45%	52%		45%	52%		37%

TOTAL	100%	100%		100%	100%		100%

RETURN ON AVERAGE CAPITAL EMPLOYED
Global IT Services and Products	66%	52%		65%	46%		47%
India & AsiaPac IT Services and Products	67%	47%		50%	41%		53%
Consumer Care and Lighting	101%	107%		105%	92%		86%

TOTAL	38%	27%		39%	25%		30%

(1) PBIT is after considering stock compensation expense of Rs. 168 Mn for three months ended and Rs. 169 Mn for nine months ended December 31, 2004. PBIT of Global IT Services and Products is after considering stock compensation expense of Rs. 151 Mn for three months and nine months ended December 31, 2004.

(2) This includes cash and cash equivalents of Rs. 24,845 Mn (2004: Rs. 21,760 Mn & 2003: Rs. 21,247 Mn).

Notes to segment report:

1.	The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the Accounting Standard 17 “Segment Reporting” issued by the Institute of Chartered Accountants of India.

2.	The Company has three geographic segments: India, USA and Rest of the World. Significant portion of the segment assets are in India. Revenue from geographic segments based on domicile of the customers is outlined below:

(Rs. in Million)

	Quarter ended December 31,				Nine months ended December 31,
Geography	2004	%	2003	%	2004	%	2003	%

India	4,588	22%	3,506	23%	12,956	23%	9,479	23%
USA	10,998	52%	8,276	54%	30,734	52%	22,131	54%
Rest of the World	5,515	26%	3,432	23%	14,887	25%	9,339	23%

Total	21,101	100%	15,214	100%	58,577	100%	40,949	100%

3.	For the purpose of reporting, business segments are considered as primary segments and geographic segments are considered as secondary segment.

4.	As of December 31, 2004, forward contracts to the extent of USD 258 Mn have been assigned to the foreign currency assets as on the balance sheet date. These assets are valued at the forward contract rate, adjusted for premium / discount in respect of the expired period.

The Company has designated certain forward contracts to hedge highly probable forecasted transactions. The gain or loss on these forward contracts is recognized in the profit and loss account in the period in which the forecasted transaction is expected to occur. In certain cases, the Company has entered into forward contracts having a maturity earlier than the period in which the hedged transaction is forecasted to occur. The gain / loss on rollover / cancellation / expiry of such contracts is recognized in the profit and loss account in the period in which the forecasted transaction is expected to occur, till such time the same is grouped under Loans and Advances.

The Company has also entered into option / forward contracts which are not designated as hedge. Gain or loss on such contracts is recognized in the profit and loss account of the respective periods. The outstanding contracts as at the balance sheet date are marked to market, the impact of which is taken to profit and loss account. Consequently, the company has recognized marked to market gain of Rs. 13.41 Mn in the current quarter ended December 31, 2004.

As at the balance sheet date, the Company had forward contracts to sell USD 614 Mn in respect of forecasted transactions. The effect of marked to market and of intermediary roll over / expiry of the said forward contracts is a gain of Rs. 233.97 Mn. The final impact of such contracts will be recognized in the profit and loss account of the respective periods in which the forecasted transactions are expected to occur.

Had the Company continued to follow the earlier accounting policy, the profit for the quarter would have been higher by Rs. 297 Mn (lower by Rs. 197 Mn for the nine months period ended December 31, 2004).

5.	a)	In accordance with Accounting Standard 21 “Consolidated Financial Statements” issued by the Institute of Chartered Accountants of India, the consolidated financial statements of Wipro Limited include the financial statements of all subsidiaries which are more than 50% owned and controlled.

	b)	The company has a 49% equity interest in Wipro GE Medical Systems Private Limited (WGE), a joint venture with General Electric, USA. The joint venture agreement provides specific rights to the joint venture partners. The Management believes that these specific rights do not confer joint control as defined in Accounting Standard 27 “Financial Reporting of Interest in Joint Venture”. Consequently, WGE is not considered as a joint venture and consolidation of financial statements are carried out as per equity method in terms of Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial statements”

	c)	In accordance with the guidance provided in Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial Statements” WeP Peripherals have been accounted for by equity method of accounting.